UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SYSCO CORPORATION
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

871829107
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,964,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,964,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,964,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2016 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,964,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,964,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,964,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,964,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,964,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,964,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,964,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,964,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,964,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,964,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,964,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,964,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,770,526
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,770,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,770,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,196,725
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,196,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,196,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Co-Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4728074
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 900,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 900,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,480,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,480,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 907,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 907,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON PN
_____________
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 780,375
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 780,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 410,990
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 410,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Co-Investment Opportunities Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1207836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (Sub) XI, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-4614163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,072,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,072,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,072,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.61%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 513,039
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 513,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Joshua D. Frank S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,276
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 563,515,990 shares of Common Stock outstanding as of April 23, 2016, as reported in the Issuer’s Form 10-Q.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 14, 2015 (the “Original Statement”), as amended by Amendment No. 1 filed on August 20, 2015, and as amended by Amendment No. 2 (“Amendment No. 2”) filed on September 2, 2015 (as amended, the “Schedule 13D”) relating to the Common Stock, par value $1.00 per share (the “Shares”), of Sysco Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1390 Enclave Parkway, Houston, Texas 77077-2099.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

Item 2.  Identity and Background

Item 2 of the Schedule 13D is amended by deleting Item 2 of the Original Statement and replacing it with the following:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership, (“Trian ERISA”), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership (“TPSIF II”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Co-Investment Fund-A, L.P., a Delaware limited partnership (“Coinvest Fund-A”), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership (“Strategic Fund-N”), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership (“Strategic Fund-D”), Trian Partners Fund (SUB)-G, L.P., a Delaware Limited Partnership (“Fund G”), Trian Partners Strategic Fund-G II, L.P., a Delaware limited partnership (“Strategic Fund-G II”), Trian Partners Strategic Fund-G III, L.P., a Delaware limited partnership (“Strategic Fund-G III”), Trian Partners Co-Investment Opportunities Fund, Ltd., a Cayman Islands exempted company with limited liability (“Co-Investment Fund”), Trian SPV (Sub) XI, L.P., a Delaware limited partnership (“SPV XI”), Trian Partners Strategic Fund-K, L.P. (“Strategic Fund-K”, and together with the foregoing, the “Trian Entities”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America, and Joshua D. Frank, a citizen of the United States of America (the Trian Entities, Trian Management, Trian Management GP and Messrs. Peltz, May, Garden and Frank are sometimes hereinafter referred to collectively as the “Reporting Persons” or the “Trian Group”). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, Strategic Fund-D and Co-Investment Fund is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II,  Strategic Fund-G III, Co-Investment Fund, SPV XI and Strategic Fund-K.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund, SPV XI and Strategic Fund-K is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund, SPV XI, Strategic Fund-K and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III, Co-Investment Fund, SPV XI, Strategic Fund-K and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund, SPV XI, Strategic Fund-K and other funds, accounts and investment vehicles managed by Trian Management.  Joshua D. Frank’s present principal occupation or employment is serving as a partner of Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of Amendment No. 2, TPSIF II, Strategic Fund-D, Strategic Fund-G II and Strategic Fund-K have collectively purchased 1,307,421 Shares in the open market for an aggregate purchase price of $59,028,430 (including commissions).   The source of funding for such transactions was the respective general working capital of the purchasers.

On November 4, 2015, Coinvest Fund-A exercised all of its Options to purchase 649,500 Shares for an aggregate exercise price of $24,854,539.  (See Schedule A to the Original Statement for additional detail regarding these Options.)  The source of funding for such transaction was the general working capital of Coinvest Fund A.

On December 8, 2015 and December 9, 2015, TPSIF II acquired Options entitling it to the same economic gain or loss as if it had purchased 585,540 Shares.  These Options were exercisable on or prior to December 31, 2017 and otherwise had substantially similar terms and conditions as the Options described on Schedule A of the Original Statement.  On March 3, 2016, TPSIF exercised all of these Options to purchase 585,540 Shares for an aggregate exercise price of $23,949,781. The source of funding for such transaction was the general working capital of TPSIF II.

In connection with their service on the Issuer’s Board of Directors, each of Messrs. Peltz and Frank received 321 Shares from the Issuer (“Director Shares”) on September 30, 2015, 301 Director Shares on December 31, 2015, and 268 Director Shares on March 31, 2016, in each case, in lieu of a portion of the non-employee director annual cash retainer fees payable pursuant to the 2009 Non-Employee Directors Stock Plan (the “2009 Plan”).  In addition, each of Messrs. Peltz and Frank received matching grants from the Issuer equal to 50% of the amounts described above, and therefore received an additional 160 Director Shares on September 30, 2015, 150 Director Shares on December 31, 2015, and 134 Director Shares on March 31, 2016.  Finally, in connection with their service on the Issuer’s Board of Directors, on November 17, 2015 each of Messrs. Peltz and Frank received from the Issuer 3,942 restricted Shares (“Restricted Shares”) pursuant to the 2009 Plan, all of which are scheduled to vest on the first anniversary of the grant date.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The purpose of the exercise of Options by Coinvest Fund-A on November 4, 2015 and the exercise of Options by TPSIF II on March 3, 2016 was to acquire Shares of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 pm, New York City time, on June 8, 2016, the Reporting Persons beneficially owned, in the aggregate, 43,964,951 Shares, representing approximately 7.80% of the Issuer’s outstanding Shares (calculated based on 563,515,990 Shares outstanding as of April 23, 2016, as reported in the Issuer’s Annual Report on Form 10-Q for the fiscal year ended March 26, 2016).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund, SPV XI and Strategic Fund-K beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,770,526; 12,196,725; 571,202; 372,314; 2,480,104; 3,300,080; 649,500; 900,653; 907,886; 221,605; 780,375; 410,990; 5,807,007; 9,072,393; and 513,039 Shares, respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Mr. Peltz beneficially owns and has sole voting power and sole dispositive power with regard to 1,334 Director Shares and 3,942 Restricted Shares, and Mr. Frank beneficially owns and has sole voting power and sole dispositive power with regard to 1,334 Director Shares and 3,942 Restricted Shares, except in each case, to the extent that other members of the Trian Group as described below may be deemed to have shared voting power and shared dispositive power with regard to such Director Shares and Restricted Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Strategic Fund-K (discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Strategic Fund-K directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management, Trian Management GP, Peter W. May and Edward P. Garden, by virtue of the agreement between Trian Management and Nelson Peltz, and the agreement between Trian Management and Joshua D. Frank (each of which are discussed in Item 6 below), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares and Restricted Shares that Nelson Peltz and Joshua D. Frank directly and beneficially own. Each of Trian Management, Trian Management GP, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Director Shares and Restricted Shares for all other purposes.

(c) Set forth below is a list of all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on June 8, 2016.  All such transactions in the table were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners Strategic Fund-K, L.P.	6/3/2016	395,000	$ 48.7699	Purchase
Trian Partners Strategic Fund-K, L.P.	6/3/2016	49,496	$ 48.8427	Purchase
Trian Partners Strategic Fund-K, L.P.	6/6/2016	68,543	$ 48.8295	Purchase

Trian Partners Strategic Investment Fund G-II, L.P.	6/3/2016	75,504	$ 48.8427	Purchase
Trian Partners Strategic Investment Fund G-II, L.P.	6/6/2016	104,457	$ 48.8295	Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplanted by adding the following information:

Pursuant to an agreement dated August 21, 2015 between Nelson Peltz and Trian Management, and an agreement dated August 21, 2015 between Joshau Frank and Trian Management (collectively, the “Director Fee Agreements”), each of Mr. Peltz and Mr. Frank agreed, among other things, that as long as he is an officer of Trian Management and for a period of six months and one day thereafter, Trian Management shall be entitled to direct the disposition and voting of any Shares, restricted stock awards or other securities (or Shares received in respect of such restricted stock awards or other securities) that he receives from the Issuer as compensation for his service as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such Shares, restricted stock awards or other securities (or Shares received in respect of such restricted awards units or other securities). The foregoing description of the Director Fee Agreements is a summary only and is qualified in its entirety by reference to the Director Fee Agreements, which are filed as Exhibit 4 and Exhibit 5 hereto and incorporated herein by reference.

Item 3 above is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

3. Amended and Restated Joint Filing Agreement

4. Agreement dated as of August 21, 2015 between Nelson Peltz and Trian Management

5. Agreement dated as of August 21, 2015 between Joshua D. Frank and Trian Management

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2016

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Co-Investment Fund-A General Partner LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS CO-INVESTMENT OPPORTUNITIES FUND, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

TRIAN SPV (SUB) XI, L.P.
By:	Trian Partners SPV XI GP, L.P., its general partner

By:	Trian Partners SPV XI General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden /s/JOSHUA D. FRANK Joshua D. Frank

EXHIBIT 3

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sysco Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of June 2016.

Dated: June 9, 2016

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Co-Investment Fund-A General Partner LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS CO-INVESTMENT OPPORTUNITIES FUND, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

TRIAN SPV (SUB) XI, L.P.
By:	Trian Partners SPV XI GP, L.P., its general partner

By:	Trian Partners SPV XI General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden /s/JOSHUA D. FRANK Joshua D. Frank